No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

FS INVESTMENT CORPORATION,

FB INCOME ADVISOR, LLC

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-2867

(215) 495-1150

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

280 Park Avenue

New York, NY 10017

All Communications, Notices and Orders to:

Michael C. Forman, President

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-1150

(215) 495-1150

Copies to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

June 9, 2009

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FS INVESTMENT CORPORATION,

and

FB INCOME ADVISOR, LLC,

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-2867

(215) 495-1150

and

GSO / BLACKSTONE DEBT FUNDS

MANAGEMENT LLC

280 Park Avenue

New York, NY 10017

[telephone]

File No. 812-

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN
ORDER PURSUANT TO
SECTION 57(i) OF THE
INVESTMENT COMPANY ACT
OF 1940 AND RULE 17d-1
UNDER THE ACT TO PERMIT
CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION
57(a)(4) OF THE ACT AND
UNDER SECTION 17(d) OF
THE ACT AND RULE 17d-l
UNDER THE ACT
AUTHORIZING CERTAIN
JOINT TRANSACTIONS.

FS Investment Corporation (the “Company”), FB Income Advisor, LLC (the “Investment Adviser”), and GSO / Blackstone Debt Funds Management LLC (formerly known as “GSO Debt Funds Management LLC”) (the “Sub-Adviser” or “GDFM” and collectively with the Company and the Investment Adviser, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

In particular, the relief requested in this application (the “Application”) would allow the Company, on one hand, and certain funds or entities managed, advised or controlled by any of (i) GDFM, (ii) GSO Capital Partners, LP (“GSO Capital Partners”) and (iii) affiliates thereof and affiliated funds or entities of such funds or entities (together with the Company and the Future Co-Investment Affiliates (as defined below), the “Co-Investment Affiliates”) and any future entities that are managed, advised or controlled by either of GSO Capital Partners, GDFM, or any affiliates thereof, and that are affiliated persons or affiliated persons of such affiliated persons, as defined in Section 2(a)(3)(C) and 2(a)(3)(D) of the 1940 Act, of the Company that may be prohibited from co-investing with the Company by reason of Section 57 of the 1940 Act (the “Future Co-Investment Affiliates”), on the other, to co-invest in the same issuers of securities (“portfolio companies”). Applicants do not seek relief for co-investment transactions that would be permitted under existing regulatory or interpretive guidance, including, for example, transactions effected consistent with the SEC staff’s position taken in Massachusetts Mutual Life Insurance Co.2 and SMC Capital, Inc.3 (“Permitted Transactions”). Accordingly, the conditions and representations contained herein are not applicable to the Permitted Transactions.

All existing entities that currently intend to rely on the Order and any Future Co-Investment Affiliates that may rely on the Order in the future will comply with its terms and conditions.

[2]	No-Action Letter (pub. avail. June 7, 2000).
[3]	No-Action Letter (pub. avail. Sept. 5, 1995).

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the General Corporation Law of the State of Maryland on December 21, 2007 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.4 In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104-2867.

The Company has a seven-member board of directors (the “Board”) of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).

B.	The Investment Adviser

The Investment Adviser is a newly formed entity whose sole function currently is to provide investment advice to the Company. It is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is an affiliate of FB Capital Partners, L.P (“FB Capital Partners”). FB Capital Partners is a Philadelphia-based investment and alternative asset management firm, formed in 2005, that focuses primarily on income-oriented investments in the middle market. Since 2003, FB Capital Partners and related entities managed by its principals have invested over $375 million in senior

[4]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

debt, mezzanine debt and preferred equity of small and middle market companies and approximately $125 million in real estate debt and equity throughout North America. All investment decisions for the Company will require the unanimous approval of the Investment Adviser’s investment committee, which is currently comprised of the two members of its senior management team.

C.	The Sub-Adviser

The Sub-Adviser is registered as an investment adviser under the Advisers Act and is a subsidiary of GSO Capital Partners, which together with its affiliates, advises approximately $22.8 billion in assets under management as of March 31, 2009 and is the global credit platform of The Blackstone Group L.P., a leading global alternative asset manager and provider of financial advisory services. The Blackstone Group L.P. acquired a controlling interest in GSO Capital Partners in March 2008.

The Sub-Adviser and GSO Capital Partners (together, the “GSO Group”) are currently organized into two distinct groups according to investment disciplines: (1) the Sub-Adviser and certain of its affiliates which constitute the “debt funds group”5; and (2) GSO Capital Partners and certain of its affiliates which constitute the “hedge funds group.” The investment authority of each of GSO Capital Partners and GDFM rests within each entity’s investment committees. While these investment committees share certain personnel, those personnel act at all times in the best interests of the entity for which they are making an investment determination. Additionally, the management committee at the Sub-Adviser reviews all operational and

[5]	Blackstone Debt Advisers L.P. (“BDA”) is registered as an investment adviser under the Advisers Act and is controlled by The Blackstone Group L.P. From the date of the acquisition by The Blackstone Group of a controlling interest in GSO Capital Partners, BDA operates together with, and shares personnel with the Sub-Adviser and functions as part of the “debt funds group.” For purposes of this Application, BDA-advised entities are included within the term GDFM Co-Investment Affiliates (as defined below).

business functions of the Sub-Adviser, including business development, marketing and administration. The Sub-Adviser and GSO Capital Partners are separate legal entities and maintain separate financial books and records. Furthermore, any allocation by the Sub-Adviser to the Company must be separately analyzed and approved by the Investment Adviser and the Board.

GSO Capital Partners originates deals for entities to which it provides investment management services without regard to GDFM or the Company. GSO Capital Partners may make certain investment opportunities available to the Sub-Adviser, which may then recommend allocations of such opportunities to its clients, including the Company. The Sub-Adviser may reject investment opportunities that GSO Capital Partners makes available to it based on, among other things, a difference in views as to the desirability of a potential investment and its clients’ investment objectives.

The Sub-Adviser is comprised of approximately 35 dedicated investment professionals focused on portfolio management, investment analysis, transaction origination, trading and deal structuring professionals. The Sub-Adviser may also rely upon the wider resources and operations of the GSO Group and affiliates thereof, including additional originated deal flow to the extent offered to it by GSO Capital Partners, market risk management, finance, compliance, legal, internal audit and fund administration as needed. The groups may share deal flow and collaborate on specific investment opportunities where appropriate or specific company or industry expertise is needed. Several of the senior professionals of the Sub-Adviser each have an eleven-year track record of managing senior secured, second lien and mezzanine loans, either in an advisory or sub-advisory capacity, in portfolios with leveraged operating structures and will be primarily responsible for providing services to the Investment Adviser under the sub-advisory agreement.

The Company and the Investment Adviser selected the Sub-Adviser because of the GSO Group’s broad transaction experience in leveraged finance, sourcing capability and relationships with private equity firms, companies and others in the investment community, which the Company expects will enhance the Company’s ability to source and analyze public and private investment opportunities on a global basis.

Under the sub-advisory agreement between the Investment Adviser and the Sub-Adviser, the Sub-Adviser will assist the Investment Adviser in identifying investment opportunities and will make investment recommendations for approval by the Investment Adviser, according to asset allocation and other guidelines set by the Investment Adviser. In addition, to the extent requested by the Investment Adviser, the Sub-Adviser may assist with the monitoring of the Company’s portfolio and may make managerial assistance available to certain of the Company’s portfolio companies.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Company Affiliates

1.	Mechanics of the Co-Investment Program

As previously described, the Investment Adviser will manage the Company with the assistance of the Sub-Adviser under the terms of the sub-advisory agreement. The Sub-Adviser will make investment recommendations, assist in monitoring and servicing the Company’s investments, aid the Investment Adviser in performing due diligence on prospective portfolio companies, and provide research and other services for the Investment Adviser to aid it in its decision-making process pursuant to the terms of the sub-advisory agreement and consistent with its fiduciary duties to the Company. Importantly, the relationship between the Investment Adviser and the Sub-Adviser is non-exclusive, arm’s length, and terminable by either on 60 days written notice. Further, all investment and operational decisions will be the responsibility of the Investment Adviser alone, which will determine to accept or reject any and all recommendations by the Sub-Adviser. The Sub-Adviser’s role is consultative only; it has no authority to bind the Company.

It is anticipated that the Sub-Adviser will periodically determine that certain investments it recommends to the Company would also be appropriate investments for certain entities that are advised or controlled by GDFM (together with the Company, the “GDFM Co-Investment Affiliates”). Furthermore, unrelated to the Sub-Adviser’s investment processes for determining investment recommendations to the Company, certain investment adviser clients of GSO Capital Partners may be invested, or seek to invest, in an opportunity considered by the Sub-Adviser for the GDFM Co-Investment Affiliates. The Sub-Adviser’s investment recommendations are made separately from those made by GSO Capital Partners or made by affiliated investment advisers thereof (other than the Sub-Adviser) for their respective investment advisory clients (such clients, hereinafter, the “GSO Co-Investment Affiliates”).

After making a determination that a particular investment is appropriate for the GDFM Co-Investment Affiliates, the Sub-Adviser will then recommend such a transaction, including the amount of investment opportunity recommended to be allocated to the Company relative to the total amount to be allocated to the other GDFM Co-Investment Affiliates, to the Investment Adviser for its consideration as an appropriate investment for the Company. If the Investment Adviser determines that such an investment, at the recommended allocation, is in the best interests of the Company, it will bring the investment opportunity to the attention of the Board for its review and approval. Only upon receiving the approval of the Board that the investment, including the allocation amount in comparison to the total amount being allocated to the GDFM Co-Investment Affiliates (other than the Company), is in the best interests of the Company, will the Investment Adviser initiate such investment (the “Co-Investment Program” and each such investment, a “Co-Investment Transaction”).6

The Company is the only investment advisory client of the Investment Adviser. In addition, the Investment Adviser does not have any direct financial interest in any funds managed by GSO Capital Partners.7 Therefore, the Investment Adviser has no potential or actual conflict of interest when considering an opportunity for the Company to co-invest with a Co-Investment Affiliate. Rather, the financial interests of the Investment Adviser are wholly aligned with those of the Company, with no incentive to put the interests of a Co-Investment Affiliate ahead of the Company’s.

The Sub-Adviser manages several other funds and is a subsidiary of, and controlled by, GSO Capital Partners. Some of the other funds managed by the Sub-Adviser or BDA may have the same or similar investment objectives and investment policies as the Company. However, in recommending investments to the Company, the Sub-Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. The Sub-Adviser has no power or authority to bind the Company to any investment.

[6]	These procedures do not apply to the Company’s participation in Permitted Transactions.
[7]	Applicants note that the chief executive officer of the Investment Adviser, Michael Forman, has limited partnership investments in two funds managed by GSO Capital Partners that could co-invest with the Company. However, Mr. Forman has no ability to control or influence those funds and owns less than 2% of the limited partnership interests of the respective GSO funds.

A Co-Investment Transaction would occur only in those instances where it is determined that an investment opportunity is appropriate for both the Company and one or more other GDFM Co-Investment Affiliates and the Investment Adviser and the Board agree that the recommended opportunity, including the allocation amount, is in the best interests of the Company and does not disadvantage the Company. If the Sub-Adviser has selected an investment to recommend to the Company and the Investment Adviser or the Board determines that the allocation suggested is not appropriate for the Company at that time, Applicants represent that the Company may take a lesser amount of the investment opportunity than recommended and made available by the Sub-Adviser or reject participation in the investment opportunity entirely.

The Co-Investment Program as a whole has been approved by the Board in part on the basis that it would be advantageous for the Company to have access to attractive investment opportunities sourced by the Sub-Adviser for GDFM Co-Investment Affiliates. Applicants believe that, in the private equity and private debt markets, attractive investment opportunities are not always broadly available. Instead, certain transaction flow is proprietary and such proprietary flow represents a strong competitive advantage for an investment adviser and its clients. The inability of the Company to participate in transactions sourced by the Sub-Adviser in which other GDFM Co-Investment Affiliates participate would deprive the Company’s shareholders of the competitive advantage presented by the Sub-Adviser’s well-established transaction sourcing platform, which was a key consideration in hiring the Sub-Adviser to assist the Investment Adviser in managing the Company.

Under the Company’s proposed Co-Investment Program, every Co-Investment Transaction will be approved prior to its implementation by the Board. Additionally, the Board will review information on all co-investment activity on a quarterly basis to give them the opportunity to evaluate the Co-Investment Program and, to the extent they deem necessary or appropriate, to change any material aspect. All subsequent activity (i.e., exits or follow-on investments) in an investment acquired in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s purchase be the same as those applicable to any other GDFM Co-Investment Affiliate’s purchase unless the majority of the Company’s Board determines in good faith that there is a legitimate business purpose for participation in such an investment on disparate terms.

The relief requested herein is also intended to cover any participation by any entity (and/or affiliate thereof) managed or advised by GSO Capital Partners or any of its affiliates (other than GDFM Co-Investment Affiliates) in an investment involving the same or related security which is (i) the subject of a Co-Investment Transaction or (ii) the subject of a transaction in which the Company is the only GDFM Co-Investment Affiliate participating (any such participation, “GSO Transactions”). As noted above, the Sub-Adviser has no control over whether the participation by a GSO Capital Partners advised entity and/or affiliates thereof in an investment may or may not be occurring. As noted above, relief is not sought hereunder for Permitted Transactions.

2.    Reasons for Co-Investing

The GSO Group has an established infrastructure and investment process for managing leveraged credit portfolios, including senior secured loans, second lien loans, mezzanine obligations, high yield bonds, structured finance instruments and credit derivatives. It is anticipated that the Company will benefit from the scale arising from the Sub-Adviser’s infrastructure, access to investment opportunities from the GSO Group’s existing institutional relationships, access to proprietary investments from the GSO Group’s existing dedicated origination and sourcing team and risk management from the Sub-Adviser’s existing investment policies and expertise. The entry into the sub-advisory agreement with the Sub-Adviser will allow the Company to have immediate access to an established source of proprietary deal flow, which the Board and the Investment Adviser believe represent a significant competitive advantage. Thus, the Investment Adviser and the Board believe that it will be advantageous for the Company to co-invest with the Co-Investment Affiliates and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company. If the proposed Order is not granted, the Company will not be able to avail itself of the potentially attractive investment opportunities afforded by this arrangement. This will place the Company at a material disadvantage compared to the other Co-Investment Affiliates, in direct contradiction to the purposes and intentions of the 1940 Act.

As noted above, the Investment Adviser makes all investment and operational decisions for the Company, with the Sub-Adviser’s role being strictly consultative. Furthermore, the Sub-Adviser’s investment recommendations for the GDFM Co-Investment Affiliates are made separately from recommendations made by GSO Capital Partners with regard to the participation by a GSO Co-Investment Affiliate. Given the absence of the Sub-Adviser’s authority to bind, on one hand, and the absence of an incentive on the Investment Adviser’s part to place the interests of the other Co-Investment Affiliates above those of the Company, on the other, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist. Unlike a traditional relationship between a fund and its investment adviser, the

Sub-Adviser is not controlled or managed by insiders of the Company and has no authority or ability to bind the Company. Rather, it recommends available investment opportunities to the Investment Adviser that it recognizes as appropriate and beneficial to the Company. Thus, there are no conflicts of interest for the Investment Adviser here. In order to provide further assurance that the best interests of the Company will be served by the proposed Co-Investment Transactions, the Applicants propose that all Co-Investment Transactions will be subject to approval by the Company’s Board of Directors and will take place on terms no less advantageous than those available to the other GDFM Co-Investment Affiliates unless the majority of the Company’s Board determines in good faith that there is a legitimate business purpose for participation in such an investment on disparate terms.

B.	Applicable Law

1.    Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.    Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need For Relief

Transactions effected as part of the Co-Investment Program or in a GSO Transaction could be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Sub-Adviser, GSO Capital Partners or their affiliates fall within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. For purposes of Section 57(b), an investment sub-adviser is considered the equivalent to an investment adviser to an entity. Thus, the Sub-Adviser and the entities that it advises could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because GSO Capital Partners and its affiliates (other than the Sub-Adviser) are “affiliated persons” of the Sub-Adviser, entities advised by any of them could be deemed to be persons related to the Company in a manner described by Section 57(b) and also prohibited from participating in a GSO Transaction.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting the Sub-Adviser, and any Co-Investment Affiliates, to participate with the Company in the Co-Investment Program and permitting GSO Transactions (together, “Covered Transactions”).

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.8 Although the various precedents involve different co-investment scenarios, including approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC, than the one described in this Application, Applicants submit that

[8]

Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders and, in fact, believe that the Covered Transactions herein described raise substantially less concern with regard to potentials for abuse because of: (1) the arm’s length nature of the relationship between the Company and the Investment Adviser, on the one hand, and the Sub-Adviser and GSO Capital Partners, on the other; (2) the Sub-Adviser’s lack of investment discretion over the Company’s portfolio; and (3) the investment recommendations made by the Sub-Adviser for the Company and the other GDFM Co-Investment Affiliates are separate from any recommendation made by GSO Capital Partners for its investment advisory clients.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the Board approval required prior to any Co-Investment Transaction, and other protective conditions set forth in this Application, along with the absence of any incentive on the Investment Adviser’s part to subvert the interests of the Company to those of the Co-Investment Affiliates will ensure that the Company will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Company is appropriately protected when entering into a Co-Investment Transaction recommended by the Sub-Adviser. Applicants submit that the Co-Investment Program is sufficient to protect the Company, while still allowing it to leverage an opportunity that may be otherwise wholly unavailable to it given the proprietary nature of certain private equity and private debt transaction flow. It is important to note that, if the proposed Order is not granted, the Company will be unable to avail itself of many of the investment opportunities available through the Sub-Adviser and its relationship with the GSO Group, rendering the relationship significantly less valuable.

Under the Co-Investment Program, participation in each Co-Investment Transaction will be approved by the Investment Adviser and the Board prior to its execution. There would not appear to be any provision, policy, or purpose of the 1940 Act with which such participation, on the basis proposed, is inconsistent. Applicants also note that the conflicts of interest that generally arise in a co-investment scenario are not present here, given the Investment Adviser’s alignment of interest with the Company and lack thereof concerning Co-Investment Affiliates, along with the Sub-Adviser’s inability to bind the Company. Further, the Company will enter into each Co-Investment Transaction through arm’s-length negotiations only after the transaction, including the allocation amount recommended, has been approved and accepted by an un-conflicted Investment Adviser and the Board.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.    (a) Each time the Sub-Adviser considers an investment for the GDFM Co-Investment Affiliates, the Sub-Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

(b) If the Sub-Adviser deems that the Company’s participation in any such investment opportunity is appropriate, it will then determine an appropriate level of investment for the Company.

2.    (a) If the Sub-Adviser deems that the Company’s and another GDFM Co-Investment Affiliate’s participation in a Co-Investment Transaction is appropriate, then such investment will be recommended to the Investment Adviser with a proposed allocation amount.

(b) The Investment Adviser will determine whether the Company’s participation in the Co-Investment Transaction is appropriate for the Company after considering the Company’s then-current investments, the Company’s investment objectives and investment policies and other opportunities that the Investment Adviser is aware of. After making the determinations required in this paragraph (b), the Investment Adviser will distribute written information concerning the Co-Investment Transaction, including the aggregate total amount proposed to be invested by the GDFM Co-Investment Affiliates, to the Board for their consideration. If the Investment Adviser deems the participation in the Co-Investment Transaction to be appropriate, but believes that the Company should participate at a lower allocation, the Investment Adviser will recommend the Co-Investment Transaction to the Board with a modified allocation amount recommendation. If the aggregate amount recommended by the Investment Adviser to be invested by the Company in a Co-Investment Transaction, together with the amount proposed to be invested by the other GDFM Co-Investment Affiliates in the same transaction, exceeds the amount of the actual investment opportunity available to the GDFM Co-Investment Affiliates, the amount proposed to be invested by each such party will be allocated among them pro rata based on the relative amounts initially committed to such investment opportunity by each such party. The Company will only participate in a Co-Investment Transaction after its Board reaches a determination that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any other GDFM Co-Investment Affiliates concerned;

(ii) the transaction is consistent with

(A) the best interests of the stockholders of the Company; and

(B) the Company’s investment objectives and strategies (as described in the Company’s registration statements on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii) the investment by the other GDFM Co-Investment Affiliates would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any other GDFM Co-Investment Affiliate unless a majority of the Board determines in good faith that there is a legitimate business purpose for participating in such investment on disparate terms; provided, that if a GDFM Co-Investment Affiliate, other than the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Board from reaching the conclusions required by this condition (2)(b)(iii); and

(iv) the proposed investment by the Company will not benefit the Sub- Adviser, except to the extent permitted under Sections 17(e) and 57(k) of the Act.

3. The Company will have the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4. Except for follow-on investments made pursuant to condition 7 below, the Company will not invest in any portfolio company in which any GDFM Co-Investment Affiliate is an existing investor except to the extent such investments would be permissible under existing law or interpretive positions of the SEC or its staff.

5. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for any other GDFM Co-Investment Affiliate, unless the majority of the Company’s Board determines in good faith that there is a legitimate business purpose for participation in such an investment on disparate terms. The grant to a GDFM Co-Investment Affiliate, other than the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 5.

6. If a GDFM Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and the other GDFM Co-

Investment Affiliate in a Co-investment Transaction to an entity other than an affiliate of such GDFM Co-Investment Affiliate, the Sub-Adviser will:

(a) notify the Company of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Investment Adviser which will provide a written recommendation to the non-interested directors of the Company.

The Company will have the right to participate in such disposition based on the relative size of the investment originally made in the Co-Investment Transaction, at the same price and on the same terms and conditions as those applicable to other GDFM Co-Investment Affiliates. The Company will participate in such disposition to the extent that a majority of the Board determines that it is in the Company’s best interests to do so. Each GDFM Co-Investment Affiliate will each bear its own expenses in connection with any such disposition.

7. If a GDFM Co-Investment Affiliate desires to make a “follow-on investment” (i.e., an additional investment in the same entity in a transaction that is not a Permitted Transaction) in a portfolio company whose securities were acquired by the Company and another GDFM Co-Investment Affiliate in a Co-investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Sub-Adviser will

(a) notify the Company of the proposed transaction at the earliest practical time; and

(b) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Investment Adviser which will provide a written recommendation to the non-interested directors.

The non-interested directors will make their own determination with respect to follow-on investments. To the extent that

(i) the amount of a follow-on investment opportunity is not based on the amount of the Company’s and the other GDFM Co-Investment Affiliates’ initial investments; and

(ii) the aggregate amount recommended by the Sub-Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by other GDFM Co-Investment Affiliates’ in the same transaction, exceeds the amount of the follow-on investment opportunity available to the GDFM Co-Investment Affiliates other than the Company, the amount allocated for investment by each such party will be allocated among them based on the relative amounts initially committed to such follow-on investment opportunity by each such party. The Company will participate in such investment to the extent that a majority of its Board determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the application. The provisions of condition 6 and this condition 7 shall not apply to a transaction in which a GDFM Co-Investment Affiliate, other than the Company, sells a security that it purchased in a Co-Investment Transaction to another GDFM Co-Investment Affiliate (such transaction, an “Affiliate Transfer”). The purchasing GDFM Co-Investment Affiliate shall be subject to the provisions of condition 6 and this condition 7 with regard to the security acquired in the Affiliate Transfer.

8. The Board will be provided quarterly for review information concerning all Co-Investment Transactions during the preceding quarter, including investments made by any GDFM Co-Investment Affiliate which the Company considered after presentation by the Sub-

Adviser to the Investment Adviser but declined to participate in, so that the Board may determine whether the conditions of the order have been met. In addition, the Board will consider at least annually the continued appropriateness of the standards established for co-investments by the Company and the other GDFM Co-Investment Affiliates, including whether the use of the standards continues to be in the best interests of the Company and its shareholders and does not involve overreaching on the part of any person concerned.

9. The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Board under Section 57(f).

10. No Independent Directors of the Board will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of the Sub-Adviser.

11. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by either the Sub-Adviser or the Investment Adviser under any agreement with the Company, be shared by the Company and each other GDFM Co-Investment Affiliate in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

12. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the 1940 Act) received by the Sub-Adviser in connection with a Co-Investment Transaction will be distributed to each GDFM Co-Investment Affiliate on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. The Investment Adviser will not receive additional compensation or remuneration of any kind (other than the investment advisory fees paid in accordance with investment advisory agreements with the Company) as a result of or in connection with a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Michael C. Forman

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-1150

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board. The Board also authorized the filing of the Application on behalf of the Investment Adviser because of its affiliation with the Company. In accordance with Rule 0-2(c) under the Act, GDFM states that all actions necessary for it to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of GDFM. George Fan is authorized to sign this application on behalf of GSO Capital Partners LP, the managing member of GDFM. GSO Capital Partners LP has the power and authority to take action on behalf of GDFM pursuant to the terms of GDFM’s limited liability company agreement.

Applicants have caused this Application to be duly signed on their behalf on the 9th day of June, 2009

FS INVESTMENT CORPORATION

By:	/s/ Michael Forman
Name: Title:	Michael Forman Chief Executive Officer

FB INCOME ADVISOR, LLC

By:	/s/ Michael Forman
Name: Title:	Michael Forman Chief Executive Officer

GSO / BLACKSTONE DEBT FUND MANAGEMENT LLC

By:	GSO Capital Partners LP, its Managing Member

By:	/s/ George Fan
Name: Title:	George Fan Chief Legal Officer

VERIFICATION

STATE OF PENNSYLVANIA	)
COUNTY OF PHILADELPHIA	)

The undersigned states that he has duly executed the attached Application for and on behalf of FS Investment Corporation; that he is the Chief Executive Officer of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Forman
Name: Michael Forman Title: Chief Executive Officer of FS Investment Corporation Date: June 9, 2009

VERIFICATION

STATE OF PENNSYLVANIA	)
COUNTY OF PHILADELPHIA	)

The undersigned states that he has duly executed the attached Application for and on behalf of FB Income Advisor, LLC; that he is the Chief Executive Officer of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Forman
Name: Michael Forman Title: Chief Executive Officer of FB Income Advisor, LLC Date: June 9, 2009

VERIFICATION

STATE OF	)
COUNTY OF	)

The undersigned states that he has duly executed the attached Application for and on behalf of GSO / Blackstone Debt Fund Management LLC; that he is the Chief Legal Officer of the Managing Member of such company; and that all actions necessary to authorize him execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ George Fan
Name: George Fan Title: Chief Legal Officer of GSO Capital Partners LP (Managing Member) Date: June 9, 2009

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